Mail Stop 4561
Via Fax (510) 413-5699

January 15, 2009

Adriel G. Lares
VP of Finance, Chief Financial Officer
3PAR Inc.
4209 Technology Drive
Fremont, CA 94538

>   **Re: 3PAR Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2008**
>   **Filed June 12, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
>   **Filed on November 12, 2008**
>   **File No. 001-33823**

Dear Mr. Lares:

        We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2008

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 47</u>

1.   We note from the risk factor on page 19 that pricing pressures in your industry are intense. Please tell us if pricing pressures have had a material impact on your

results of operations in any of your three most recent fiscal years and in the quarterly periods ended June 30, 2008 and September 30, 2008. See Item 303(a)(3)(iv) of Regulation S-K. Also, please confirm that you will include a discussion of this factor in this section of future filings, if applicable.

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition, page 68

2. Based upon the Company's response letter dated October 26, 2007 to prior comment 16, we noted that the stated renewal rate for postcontract customer support ("PCS") for a two-node system and eight-node system was $5,800 and $17,600, respectively. Please tell us if the stated renewal rates have changed since your response date for any of your products. Additionally, please tell us the percentage of customers that have renewed at these rates for fiscal 2008 and the subsequent interim period for fiscal 2009. In your response, please provide us with the average system price for each level of controller nodes included in the product.

3. We note from the Company's disclosure on page 69 that the Company recognizes product revenue upon installation for transactions sold directly to end users. Please confirm that the Company has not yet been able to establish vendor specific objective evidence ("VSOE") of installation services.

4. We note that in cases where the arrangement includes acceptance criteria, the Company recognizes revenue upon the earlier of receipt of customer acceptance or the lapse of the acceptance period. In your response to comment 51 in your letter dated September 26, 2007 you indicated that the Company generally does not have any prior experience with a specific customer in situations where the transaction requires customer acceptance. Please tell us whether this is currently still the case. In this regard, we note from your disclosures on page 39 that approximately 79% and 66% of your revenues for fiscal 2008 and 2007, respectively, are from repeat customers.

5. In addition, we note the amount of deferred product revenue disclosed on page 75 for each period presented appears to exceed ten percent of total revenues. Please confirm the amount of deferred revenue related to arrangements with bundled installation services (i.e. as opposed to deferred revenue for arrangements containing acceptance provisions) for all periods presented, including subsequent quarterly reporting periods. If these amounts exceed ten percent, please update us with your assessment of whether or not the Company considered presenting bundled revenue arrangements with installation services as a separate line item on the consolidated statements of operations and the Company's basis for such assessment.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Director Compensation, page 7

6.   We note the disclosure on page 7 of your proxy detailing the annual fees that each non-employee member of your board of directors is entitled to receive. It appears from the table on page 8, however, that your non-employee directors earned significantly less in fees than they were entitled to receive for fiscal 2008. Please explain this discrepancy.

Equity Based Incentives, page 27

7.   Please tell us why the exercise price for the options granted to Mr. Singhal in 2008 differs from the exercise price for the options granted to your other named executive officers.

Employment Agreements and Offer Letters

Ashok Singhal, page 38

8.   We are unable to locate the offer letter for Mr. Singhal. Please advise.

Form 10-Q for the Quarter Ended September 30, 2008

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition, page 7

9.   We note on page 8 that the Company recognized revenue for the March 2007 sales based on the residual method, as the Company was able to establish VSOE during Q1'09 based upon actual renewal rates for separate sales of PCS to other customers. Based upon this disclosure, it appears that the Company subsequently established VSOE based upon application of paragraphs 10 and 12 of SOP 97-2. Please explain the methodology used to determine VSOE and describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). Please tell us the volume and range of standalone sales used to establish VSOE of PCS for these arrangements. Further, if VSOE varies from customer to customer, tell us how you can reasonably estimate VSOE since you appear to have used other customers' renewal rates. Also, tell us if the Company excluded any stand alone sales from the analysis and the rationale for such exclusions, if any. In addition, please tell us how the Company determined that Q1'09 was the appropriate time to recognize revenue for these transactions.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Adriel G. Lares
3PAR Inc.
January 15, 2009
Page 5

       You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or David Orlic, Special Counsel, at (202) 551-3503.

                             Sincerely,

                             Kathleen Collins
                             Accounting Branch Chief